UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Petróleos Mexicanos

Offers to Exchange Securities

which have been Registered under the U.S. Securities Act of 1933, as amended,

and which are Jointly and Severally Guaranteed by

Pemex Exploración y Producción, Pemex Transformación Industrial, Pemex Perforación y

Servicios and Pemex Logística for any and all of its corresponding outstanding Securities

CUSIP Nos. of Old Securities	ISIN Nos. of Old Securities	Old Securities of Petróleos Mexicanos	Corresponding New Securities of Petróleos Mexicanos, which have been registered under the Securities Act

71654QCH39 (Rule 144A) P78625DD2 (Reg. S)	US71654QCH39 (Rule 144A) USP78625DD22 (Reg. S)	U.S. $2,500,000,000 5.350% Notes due 2028	Up to U.S. $2,500,000,000 5.350% Notes due 2028

71654QCM2 (Rule 144A) P78625DV2 (Reg. S)	US71654QCM24 (Rule 144A) USP78625DV20 (Reg. S)	U.S. $2,000,000,000 6.500% Notes due 2029	Up to U.S. $2,000,000,000 6.500% Notes due 2029

71654QCJ9 (Rule 144A) P78625DE0 (Reg. S)	US71654QCJ94 (Rule 144A) USP78625DE05 (Reg. S)	U.S. $3,328,663,000 6.350% Bonds due 2048	Up to U.S. $3,328,663,000 6.350% Bonds due 2048

Petróleos Mexicanos, a productive state-owned company of the Federal Government of the United Mexican States (the “Issuer”), Pemex Exploración y Producción, Pemex Transformación Industrial, Pemex Perforación y Servicios and Pemex Logística (the “Guarantors”) are offering, upon the terms and conditions set forth in the prospectus dated November 16, 2018 (the “Exchange Offers”), to exchange registered 5.350% Notes due 2028, registered 6.500% Notes due 2029 and registered 6.350% Bonds due 2048 (together, the “New Securities”) for any and all outstanding 5.350% Notes due 2028, 6.500% Notes due 2029 and 6.350% Bonds due 2048 (together, the “Old Securities”) of the Issuer.

The Exchange Offers commenced on November 16, 2018, and will expire at 5:00 p.m., New York City time, on December 18, 2018, unless extended. If the Exchange Offers are extended, we will publish a notice in Luxembourg, and we will notify the Luxembourg Stock Exchange of the new expiration date.

The terms of the New Securities to be issued are identical to the Old Securities, except for the transfer restrictions and registration rights relating to the Old Securities.

We will apply, through our listing agent, to have the New Securities listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market. All of the Old Securities are currently listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market.

You should consider the risk factors set forth in the prospectus before participating in the Exchange Offers.

For more information, contact the Exchange Agent:

DB Services Americas, Inc.

Trust and Security Services

Attention: Reorg Department

5022 Gate Parkway, Suite 200

Jacksonville, Florida 32256

USA

Telephone: (877) 843-9767

Documents in connection with the Exchange Offers are available at the office of the Luxembourg Listing Agent, Banque Internationale à Luxembourg S.A., 69 route d’Esch, L-2953 Luxembourg, Grand Duchy of Luxembourg.

November 16, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ EMMANUEL QUEVEDO HERNÁNDEZ
Emmanuel Quevedo Hernández
Acting Associate Managing Director of Finance

Date: November 16, 2018

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.